# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pampa Energy Inc., CIK 0001469395
CUSIP: 697660207
Title of class of securities: American Depositary Shares, each representing 25 shares of common stock
Address of issuer's principal executive offices: MAIPU 1, MAIPU 1, CITY OF BUENOS AIRES, Argentina (C1), C1084ABA
Date of event which requires filing of this statement: 10/15/2024
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0002022936-24-000016
Filed by CIK 0002022936
Persons authorized to receive notices and communications: Carolina Sigwald, Maipu 1, City of Buenos Aires, Argentina (C1), 1084, 541143446000

## Reporting persons
- Mindlin Marcos Marcelo (CIK 0002022936): type of reporting person: individual (IN); citizenship or place of organization: Argentina (C1); source of funds: personal funds (PF); sole voting power 209,146,376; shared voting power 0; sole dispositive power 209,146,376; shared dispositive power 0; aggregate amount beneficially owned 209,146,376 (15.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: American Depositary Shares, each representing 25 shares of common stock
Name of issuer: Pampa Energy Inc.
Address of issuer's principal executive offices: MAIPU 1, MAIPU 1, CITY OF BUENOS AIRES, Argentina (C1), C1084ABA

## Item 2. Identity and Background
Name of person filing: Marcos Marcelo Mindlin
Residence or business address: Maipu 1, City of Buenos Aires, Argentina
Present principal occupation or employment: Shareholder and Chairman of the Board of the Issuer.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Argentina

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Marcelo Mindlin purchased the Shares that he owns directly with personal funds

## Item 4. Purpose of Transaction
Purpose of transaction: Marcos Marcelo Mindlin purchases and sells Shares as market opportunities arise. The transactions that are the subject of this Schedule 13D were executed in response to such market opportunities

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Marcos Marcelo Mindlin owns 209,146,376 shares of the Issuer, representing 15.34% of the share capital.
Number of shares as to which each person has sole or shared power to vote or dispose: 209,146,376
Transactions in the class effected during the past sixty days: See Schedule A
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Person, is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Amendment No. 12
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Marcos Marcelo Mindlin purchases and sells Shares as market opportunities arise. The transactions that are the subject of this Schedule 13D were executed in response to such market opportunities. Other than those transactions, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any person with respect to the securities of the Issuer

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Schedule A - Description of transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D

## Signatures
- Mindlin Marcos Marcelo: Marcos Marcelo Mindlin, Shareholder (01/10/2025)